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                              June 20, 2024

       Tak Chun Wong
       Chief Executive Officer
       AFB Limited
       R27 3/F, New Timely Building
       497 Castle Peak Road, Lai Chi Kok
       Kowloon, Hong Kong

                                                        Re: AFB Limited
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed June 7, 2024
                                                            File No. 333-276184

       Dear Tak Chun Wong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 31, 2024 letter.

       Amendment No. 6 to Registration Statement on Form S-1 filed June 7, 2024

       Certain Relationships and Related Transactions, page 26

   1. Please revise to disclose the amount due to your sole officer and director as of the latest practicable date,
rather than "as of February 29, 2024." Refer to Item 404(d)(1) and Item
                                                        404(a)(5) of Regulation
S-K.
       Statement of Operations and Comprehensive Loss for the Three Months Ended February 29,
       2024, page F-12

   2. Refer to your response to prior comment 3. It appears you reclassified $4,500 of General
                                                        & Administrative
Expenses to Cost of Revenue in response to our prior comment 1 in our letter dated May 14,
2024. Please explain the additional $900 reduction in General
                                                        & Administrative
Expenses.
 Tak Chun Wong
AFB Limited
June 20, 2024
Page 2

       Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameTak Chun Wong                           Sincerely,
Comapany NameAFB Limited
                                                          Division of
Corporation Finance
June 20, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName